Exhibit 21

SUBSIDIARIES OF THE COMPANY

Name Subsidiary	Jurisdiction
Profound Medical Inc.	Canada
2753079 Ontario Inc.	Canada
Profound Medical Oy	Finland
Profound Medical Technology Services (Beijing) Co., Ltd.	China
Profound Medical GmbH	Germany
Profound Medical (U.S.) Inc.	United States